EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

State or Other Jurisdiction of
Name of Entity	Incorporation or Organization

Altima Communications, Inc.	California
AltoCom, Inc.	California
Broadcom Asia Distribution Pte. Ltd.	Singapore
Broadcom (BVI) Limited	British Virgin Islands
Broadcom Canada Ltd.	British Columbia
Broadcom HomeNetworking, Inc.	California
Broadcom India Private Limited	India
Broadcom Israel Ltd.	Israel
Broadcom Japan K.K	Japan
Broadcom Netherlands B.V	The Netherlands
Broadcom Singapore Pte. Ltd.	Singapore
Broadcom Taiwan Corporation	Taiwan
Broadcom UK, Ltd.	Delaware
R2 International	The Netherlands
ServerWorks Corporation	Delaware
ServerWorks Singapore Pte. Ltd.	Singapore